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06009981

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INSTREAM PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 CALIFORNIA STREET, SUITE 1940
(No. and Street)

SAN FRANCISCO (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER W. ALLICK (415) 217-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAORO ZYDEL & HOLLAND
(Name – *if individual, state last, first, middle name*)

180 MONTGOMERY STREET, SUITE 700 SAN FRANCISCO, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER W. ALLICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INSTREAM PARTNERS, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California, County of San Francisco
Subscribed and sworn to before me this 28th Day of February, 2006, by Christopher W. Allick
personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public, California
Notary Public

Signature

Managing Director
Title

APRIL M. JOHNSON
COMM. #1615088
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm Expires Nov. 13 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTAL INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	10

DAORO ZYDEL & HOLLAND
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

The Members
Instream Partners, LLC

We have audited the accompanying statement of financial condition of Instream Partners, LLC, a California limited liability company, as of December 31, 2005, and the related statements of earnings, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Instream Partners, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daoro Zydel & Holland

San Francisco, California
February 13, 2006

180 Montgomery St., Ste 700 • San Francisco, CA 94104 • Main: 415.781.2500 • Toll Free: 877.681.2500 • Fax: 415.781.2530

A member of CPAmerica International with associates in principal cities worldwide

www.dzh.com

INSTREAM PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 244,166
Receivable from customers, net of allowance for doubtful accounts of $91,362	21,345
Investments	10,000
Prepaid expenses	823
Total current assets	276,334
LEASE DEPOSIT	15,388
	$ 291,722

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 9,239
Accrued liabilities	26,287
Total current liabilities	35,526
COMMITMENT	-
MEMBERS' EQUITY	256,196
	$ 291,722

The accompanying notes are an integral part of this statement.

INSTREAM PARTNERS, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2005

REVENUES	
Consulting fees	$ 743,000
Other income	15,061
	758,061
EXPENSES	
Guaranteed payments to members	475,500
Consultants	12,400
Bad debt expense	98,622
Rent	59,551
Professional fees	90,828
Travel	40,441
Database support service	29,138
Office supplies	6,953
Telephone	5,257
Dues and subscriptions	4,848
Marketing	30,282
Meals and entertainment	20,257
Miscellaneous	1,197
Office expenses	1,320
Internet access	2,430
Compliance e-mail services	7,382
Computer costs	7,327
Communication costs	17,001
Liability insurance	4,770
Taxes	10,823
	926,327
NET LOSS	$ (168,266)

The accompanying notes are an integral part of this statement.

INSTREAM PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2005

Members' equity - beginning of year	$ 456,248
Contributions	85,214
Distributions	(117,000)
Net loss	(168,266)
Members' equity - end of year	$ 256,196

The accompanying notes are an integral part of this statement.

INSTREAM PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2005

CASH FLOWS FROM(TO) OPERATING ACTIVITIES	
Net loss	$ (168,266)
Adjustments to reconcile net loss to net cash used in operating activities:	
Expenses paid directly by members	76,844
Changes in operating assets and liabilities:	
Receivables from customers	40,175
Prepaid expenses	3,220
Accounts payable	(2,248)
Accrued liabilities	22,570
Net cash used in operating activities	(27,705)
CASH FLOWS FROM (TO) INVESTING ACTIVITIES	
Investment in Securities	(10,000)
Net cash used in investing activities	(10,000)
CASH FLOWS FROM (TO) FINANCING ACTIVITIES	
Contributions from members	8,370
Distributions to members	(117,000)
Net cash used in financing activities	(108,630)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(146,335)
Cash and cash equivalents, beginning of year	390,501
Cash and cash equivalents, end of year	$ 244,166

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Non-cash transactions:

Capital contributed to the Company by members through payment of Company expenses from personal funds.	$ 76,844

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF BUSINESS

Instream Partners, LLC (the Company) is headquartered in San Francisco, California. The Company, which provides investment banking services, focuses on middle market growth companies, and is a member of the National Association of Securities Dealers (NASD).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash balances at one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005, the Company had cash balances in excess of insured amounts.

Revenue Recognition

The Company earns fees from providing merger and acquisition advice, general corporate finance advisory services and privately raising capital for public and private companies on an agency basis. The company recognizes the revenue from these services as earned on a pro rata basis over the contract term or upon completion of financing.

Income Taxes

The financial statements do not include a provision for income taxes because the limited liability company does not incur federal or state income taxes. Instead, its earnings and losses are included in the member's personal income tax returns.

Investments

Investments in securities are traded on a national securities exchange and are stated at the last reported sales price on the last business day of the reporting period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE C - RECEIVABLES

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off as a charge to the valuation allowance and a credit to accounts receivable.

NOTE D - COMMITMENT

The Company leases office space under a noncancelable sublease through April, 2006. The company entered into a new lease agreement commencing April 1, 2006 through February 28, 2009. The future minimum payments as of December 31, 2005 are as follows:

Year ending December 31,

2006	$ 55,292
2007	$ 74,610
2008	$ 76,786
2009	$ 12,849
	$ 219,537

Rent expense was $59,551 for the year ended December 31, 2005.

NOTE F - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $215,247, which was $210,247 in excess of its required net capital of $5,000. Aggregate indebtedness to net capital ratio at December 31, 2005 was .17 to 1.

NOTE G - CONCENTRATION

For the year ended December 31, 2005, the Company earned 58% of its revenue from five customers.

SUPPLEMENTAL INFORMATION

SCHEDULE 1

INSTREAM PARTNERS, LLC

December 31, 2005

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net capital		
Total member's equity from statement of financial condition		$ 256,196
Deductions:		
Nonallowable assets:		
Receivables from customers	$ 21,345	
Petty cash	173	
Other assets	16,211	37,729
Tentative net capital		218,467
Haircuts		(3,220)
Net capital		215,247
Required net capital under Rule 15c3-1 subparagraph (a)(2)(vi)		5,000
Excess net capital		$ 210,247

Minimum net capital requirement (6 2/3% of $35,526)	$ 2,368
Minimum dollar net capital requirement	5,000
Net capital requirement	5,000
Excess net capital	210,247
Excess net capital at 1000%	211,695
Total aggregate indebtedness	35,526
Net capital	215,247
Ratio of aggregate indebtedness to net capital	.17 to 1

Aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 35,526
Reconciliation with the Company's computation:	
Tentative net capital as previously reported	$ 240,100
Adjustments:	
Increase to accounts payable	(21,633)
Tentative net capital	218,467
Haircuts	(3,220)
Net capital	$ 215,247

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

The Members
Instream Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Instream Partners, LLC, for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dacco Zydel & Holland

San Francisco, California
February 13, 2006